# SEC Schedule 13D/A (Amendment No. 25) — Beneficial ownership report by holders of more than 5% of a class

Issuer: loanDepot, Inc., CIK 0001831631
CUSIP: 53946R106
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: 6561 Irvine Center Drive, Irvine, California (CA), 92618
Date of event which requires filing of this statement: 02/11/2026
Amends the filing with accession number 0001831631-21-000154
Filed by CIK 0001655400
Persons authorized to receive notices and communications: Covington & Burling LLP, One CityCenter, 850 Tenth Street, NW, Washington, District Of Columbia (DC), 20001, 202-662-6000

## Reporting persons
- Hsieh Anthony Li (CIK 0001655400): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 168,283; shared voting power 106,395,085; sole dispositive power 168,283; shared dispositive power 106,395,085; aggregate amount beneficially owned 106,563,368 (31.83% of the class)
  Comment: Box 13 - (1) Calculated in accordance with the SEC's rules for calculating "beneficial ownership," which requires the Reporting Person to assume conversion of all of such person's Class B Common Stock but conversion of no other Class B Common Stock. On February 11, 2026, all of the shares of the Issuer's Class C Common Stock beneficially owned by the Reporting Person automatically converted into shares of Class B Common Stock.
  (2) Based on 228,569,593 shares of the Issuer's Class A Common Stock outstanding on February 11, 2026 as reported by the Issuer on a Form 8-K filed with the SEC on February 12, 2026.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock
Name of issuer: loanDepot, Inc.
Address of issuer's principal executive offices: 6561 Irvine Center Drive, Irvine, California (CA), 92618
Comment: This Amendment No. 25 ("Amendment No. 25") to Schedule 13D (this "Schedule 13D") is filed by Anthony Hsieh (the "Reporting Person") and relates to the beneficial ownership of certain shares of Class A Common Stock, par value $0.001 per share (the "Class A Common Stock"), of loanDepot, Inc., a Delaware corporation ("loanDepot" or the "Issuer"). Amendment No. 25 amends the initial statement on Schedule 13D filed by the Reporting Person on November 16, 2021, as amended on April 26, 2022, May 6, 2022, January 10, 2023, February 7, 2023, April 6, 2023, May 28, 2024, August 20, 2024, September 3, 2024, September 10, 2024, September 16, 2024, November 5, 2024, November 25, 2024, December 5, 2024, March 7, 2025, July 23, 2025, August 26, 2025, September 3, 2025, September 9, 2025, September 16, 2025, October 16, 2025, November 18, 2025, December 18, 2025 and January 20, 2026 (as amended prior to the date hereof, the "Original Filing," and as amended by this Amendment No. 25, the "Statement"). Except as specifically provided herein, this Amendment No. 25 does not modify any of the information previously reported in the Original Filing. Capitalized terms used but not defined have the meaning given them in the Original Filing.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information relating to the beneficial ownership of the Class A Common Stock by the Reporting Person set forth in Rows 7 through 13 of the cover page hereto and the related footnotes are incorporated by reference herein and is as of the date hereof. Such information assumes there are 228,569,593 shares of the Issuer's Class A Common Stock outstanding on February 11, 2026 as reported by the Issuer on a Form 8-K filed with the SEC on February 12, 2026. The Reporting Person also owns 49,213 unvested restricted stock units ("RSUs") and 1,500,000 unvested performance stock units ("PSUs") of the Issuer. By virtue of the relationship among the Reporting Person and certain Class B stockholders (as defined in the Original Filing as the Class C Stockholders), the Reporting Person may be deemed to share the power to vote or direct the vote and to share the power to dispose of or direct the disposition of the shares of Class A Common Stock as set forth in rows 7 through 13 of the cover pages of this Statement. The filing of this Statement shall not be construed as an admission that such individual is, for the purpose of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this Statement. Certain of the shares obtainable upon exchange of Class B Common Stock are required to be delivered to third parties and would not be retained by the Reporting Person upon exchange.
Number of shares as to which each person has sole or shared power to vote or dispose: Please see Item 5(a) above.
Transactions in the class effected during the past sixty days:
On February 11, 2026, pursuant to the Amended and Restated Certificate of Incorporation of the Issuer, dated February 11, 2021, each outstanding share of the Issuer's Class C Common Stock and Class D Common Stock automatically, and without further action on the part of the Issuer or any holder of Class C Common Stock or Class D Common Stock, converted into one fully paid and non-assessable share of Class B Common Stock or Class A Common Stock, respectively. Holders of shares of the Issuer's Class A Common Stock and Class B Common Stock are entitled to one vote for each share held of record on all matters on which stockholders are entitled to vote generally, including the election or removal of directors elected by stockholders generally. Holders of shares of Class B Common Stock are not entitled to receive dividends. Other than their par value, holders of Class B Common Stock are not entitled to receive a distribution upon the Issuer's liquidation, dissolution or winding up. Shares of Class B Common Stock may be converted, together with the corresponding number of units of LD Holdings Group, LLC ("LD Holdings"), as applicable, at any time and from time to time for shares of Class A Common Stock in accordance with the Fourth Amended and Restated Limited Liability Company Agreement of LD Holdings, as may be amended and/or restated from time to time.

As of February 11, 2026, 106,207,433 shares of Class B Common Stock were outstanding and no shares of Class C Common Stock or Class D Common Stock were outstanding.

## Signatures
- Hsieh Anthony Li: /s/ Anthony Li Hsieh, Anthony Li Hsieh (02/13/2026)